SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Constellation Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

210373106

(CUSIP Number)

October 1, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 210373106

1.	Name of Reporting Person The Column Group, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 2,584,957(1)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 2,584,957(1)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,584,957(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 7.7%(2)
12.	Type of Reporting Person (See Instructions): PN

(1)

Consists of 2,554,850 shares of common stock, par value $0.0001 (“Common Stock”), of Constellation Pharmaceuticals, Inc. (the “Issuer”) and 30,107 shares of Common Stock issuable upon the exercise of warrants held by The Column Group, LP (“TCG LP”). TCG LP has sole voting and dispositive control over 2,584,957 shares of Common Stock, except that The Column Group GP, LP (“TCG GP”), the general partner of TCG LP, and David Goeddel (“Goeddel”) and Peter Svennilson (“Svennilson”), the managing partners of TCG GP, may be deemed to share dispositive and voting power over such stock.

(2)

The percentage set forth in row (11) is based on (i) 25,822,696 shares of Common Stock outstanding as of July 31, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2019, plus (ii) 7,647,057 shares of Common Stock sold by the Issuer pursuant to a private placement on October 3, 2019, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2019 plus (iii) 30,107 shares of Common Stock underlying the warrants held by TCG LP.

CUSIP No. 210373106

1.	Name of Reporting Person The Column Group GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 2,584,957(3)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 2,584,957(3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,584,957(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 7.7%(4)
12.	Type of Reporting Person (See Instructions): PN

(3)	TCG GP is the general partner of TCG LP and shares voting and dispositive power over the shares of Common Stock held by TCG LP.
(4)

The percentage set forth in row (11) is based on (i) 25,822,696 shares of Common Stock outstanding as of July 31, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2019, plus (ii) 7,647,057 shares of Common Stock sold by the Issuer pursuant to a private placement on October 3, 2019, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2019 plus (iii) 30,107 shares of Common Stock underlying the warrants held by TCG LP.

CUSIP No. 210373106

1.	Name of Reporting Person Ponoi Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 1,880,623(5)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,880,623(5)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,880,623(5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 5.6%(6)
12.	Type of Reporting Person (See Instructions): PN

(5)

Ponoi Capital, LP (“Ponoi LP”) has sole voting and dispositive control over 1,880,623 shares of Common Stock, except that Ponoi Management, LLC (“Ponoi LLC”), the general partner of Ponoi LP, and Goeddel, Svennilson and Tim Kutzkey (“Kutzkey”), the managing partners of Ponoi LLC, may be deemed to share dispositive and voting power over such stock.

(6)

The percentage set forth in row (11) is based on (i) 25,822,696 shares of Common Stock outstanding as of July 31, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2019 plus (ii) 7,647,057 shares of Common Stock sold by the Issuer pursuant to a private placement on October 3, 2019, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2019.

CUSIP No. 210373106

1.	Name of Reporting Person Ponoi Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,880,623(7)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,880,623(7)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,880,623(7)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 5.6%(8)
12.	Type of Reporting Person (See Instructions): OO

(7)	Ponoi LLC is the general partner of Ponoi LP and shares voting and dispositive power over the shares of Common Stock held by Ponoi LP.
(8)

The percentage set forth in row (11) is based on (i) 25,822,696 shares of Common Stock outstanding as of July 31, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2019 plus (ii) 7,647,057 shares of Common Stock sold by the Issuer pursuant to a private placement on October 3, 2019, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2019.

CUSIP No. 210373106

1.	Name of Reporting Person Ponoi Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 1,574,229(9)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,574,229(9)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,574,229(9)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 4.7%(10)
12.	Type of Reporting Person (See Instructions): PN

(9)

Ponoi Capital II, LP (“Ponoi II LP”) has sole voting and dispositive control over 1,574,229 shares of Common Stock, except that Ponoi II Management, LLC (“Ponoi II LLC”), the general partner of Ponoi II LP, and Goeddel, Svennilson and Kutzkey, the managing partners of Ponoi II LLC, may be deemed to share dispositive and voting power over such stock.

(10)

The percentage set forth in row (11) is based on (i) 25,822,696 shares of Common Stock outstanding as of July 31, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2019 plus (ii) 7,647,057 shares of Common Stock sold by the Issuer pursuant to a private placement on October 3, 2019, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2019.

CUSIP No. 210373106

1.	Name of Reporting Person Ponoi II Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,574,229(11)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,574,229(11)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,574,229(11)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 4.7%(12)
12.	Type of Reporting Person (See Instructions): OO

(11)	Ponoi II LLC is the general partner of Ponoi II LP and shares voting and dispositive power over the shares of Common Stock held by Ponoi II LP.
(12)

The percentage set forth in row (11) is based on (i) 25,822,696 shares of Common Stock outstanding as of July 31, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2019 plus (ii) 7,647,057 shares of Common Stock sold by the Issuer pursuant to a private placement on October 3, 2019, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2019.

CUSIP No. 210373106

1.	Name of Reporting Person Peter Svennilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Sweden
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 6,039,809(13)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 6,039,809(13)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,039,809(13)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 18.0%(14)
12.	Type of Reporting Person (See Instructions): IN

(13)

Svennilson is a managing partner of TCG GP, Ponoi LLC and Ponoi II LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, Ponoi LP and Ponoi II LP.

(14)

The percentage set forth in row (11) is based on (i) 25,822,696 shares of Common Stock outstanding as of July 31, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2019 plus (ii) 7,647,057 shares of Common Stock sold by the Issuer pursuant to a private placement on October 3, 2019, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2019, plus, for the portion of the percentage related to shares of Common Stock beneficially owned by TCG LP, 30,107 shares of Common Stock underlying the warrants held by TCG LP.

CUSIP No. 210373106

1.	Name of Reporting Person David V. Goeddel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 6,198,964(15)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 6,198,964(15)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,198,964(15)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 18.5%(16)
12.	Type of Reporting Person (See Instructions): IN

(15)

Goeddel is a managing partner of TCG GP, Ponoi LLC and Ponoi II LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, Ponoi LP and Ponoi II LP. Also consists of 159,155 shares of Common Stock held directly by The David V. and Alena Z. Goeddel 2004 Trust, over which Goeddel may be deemed to share voting and dispositive control.

(16)

The percentage set forth in row (11) is based on (i) 25,822,696 shares of Common Stock outstanding as of July 31, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2019 plus (ii) 7,647,057 shares of Common Stock sold by the Issuer pursuant to a private placement on October 3, 2019, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2019, plus, for the portion of the percentage related to shares of Common Stock beneficially owned by TCG LP, 30,107 shares of Common Stock underlying the warrants held by TCG LP.

CUSIP No. 210373106

1.	Name of Reporting Person Tim Kutzkey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 3,454,852(17)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 3,454,852(17)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,454,852(17)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 10.3%(18)
12.	Type of Reporting Person (See Instructions): IN

(17)	Kutzkey is a managing partner of Ponoi LLC and Ponoi II LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by Ponoi LP and Ponoi II LP.
(18)

The percentage set forth in row (11) is based on (i) 25,822,696 shares of Common Stock outstanding as of July 31, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2019 plus (ii) 7,647,057 shares of Common Stock sold by the Issuer pursuant to a private placement on October 3, 2019, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2019.

Item 1(a)	Name of Issuer:

Constellation Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

215 First Street, Suite 200

Cambridge, Massachusetts 02142

Item 2(a).	Name of Person Filing:

This statement is filed by: (i) The Column Group, LP, a Delaware limited partnership (“TCG LP”), (ii) The Column Group GP, LP, a Delaware limited partnership (“TCG GP”), (iii) Ponoi Capital, LP, a Delaware limited partnership (“Ponoi LP”), (iv) Ponoi Management, LLC, a Delaware limited liability company (“Ponoi LLC”), (v) Ponoi Capital II, LP, a Delaware limited partnership (“Ponoi II LP”), (vi) Ponoi II Management, LLC, a Delaware limited liability company (“Ponoi II LLC”) and (vii) Peter Svennilson, David V. Goeddel and Tim Kutzkey (collectively referred to as the “Managing Partners”). Mr. Svennilson and Mr. Goeddel are the Managing Partners of TCG GP, and Mr. Svennilson, Mr. Goeddel and Mr. Kutzkey are the Managing Partners of Ponoi LLC and Ponoi II LLC. Each of the Managing Partners, TCG LP, TCG GP, Ponoi LP, Ponoi LLC, Ponoi II LP and Ponoi II LLC are sometimes hereinafter referred to individually as a “Reporting Person” and, collectively, as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of TCG LP, TCG GP, Ponoi LP, Ponoi LLC, Ponoi II LP and Ponoi II LLC, and the business address of each of the Managing Partners, is 1700 Owens Street, Suite 500, San Francisco, California 94158.

Item 2(c).	Citizenship:

See Row 4 of the cover page for each Reporting Person.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

210373106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of the cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of the cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of the cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of the cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2019

THE COLUMN GROUP, LP		THE COLUMN GROUP GP, LP

By:	The Column Group GP, LP

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

PONOI CAPITAL, LP		PONOI MANAGEMENT, LLC

By:	Ponoi Management, LLC

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

PONOI CAPITAL II, LP		PONOI II MANAGEMENT, LLC

By:	Ponoi II Management, LLC

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

By:	/s/ Peter Svennilson
Peter Svennilson

By:	/s/ David V. Goeddel
David V. Goeddel

By:	/s/ Tim Kutzkey
Tim Kutzkey